March 5, 2010

Board of Directors
Torvec, Inc.
1999 Mount Read Blvd.
Building 3
Rochester, New York 14615

Re: My Retirement

Gentlemen:

I wish to announce to you that, effective March 14, 2010, my sixty-ninth birthday; I am retiring as Torvec’s chief executive officer and its interim chief financial officer. In addition, as of the same date, I will be retiring as a member of the company’s board of directors.

I believe the timing is right. I am delighted to have been instrumental in bringing the Gleasman family’s advanced automotive technologies to the public arena. While we all know that it has not been easy and that certainly it has been a long haul, I believe Torvec is now ready to prosper and has the personnel in place to be really successful.

In one sense, Torvec’s mission—which always has been to successfully commercialize its products for the benefit of all, especially our shareholders—is just beginning.

On the other hand, I must tell you that I stand proud today—proud of what we have accomplished, proud of where we are today, and certainly, proud of where we will be in the very near future.

In closing, I will not wish you “luck” in the traditional sense. Rather, I would rather lift my glass of Johnny Walker “Blue” in testimony to our common bond and undoubted achievement.

Sincerely,

James Y. Gleasman